D: +1 212 225 2704 abrenneman@cgsh.com

February 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:    Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen,

Our client, Angel Pond Holdings Corporation, a corporation organized under the laws of Cayman Islands (the “Registrant”), has submitted a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review. The Draft Registration Statement relates to a proposed initial public offering and listing of the Registrant’s units, each consisting of one ordinary share and one-half of one warrant. The Registrant confirms that it is an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 and is confidentially submitting the Draft Registration Statement to the Commission in accordance therewith.

Please contact me if you have any questions about this confidential submission.

(Signature page follows)

Sincerely yours,

/s/ Adam J. Brenneman
Adam J. Brenneman

cc:    Theodore Wang

Angel Pond Holdings Corporation

Shihuang Xie

Angel Pond Holdings Corporation

Paul Shim, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Nicolas Grabar, Esq.

Cleary Gottlieb Steen & Hamilton LLP